SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
(852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James J. Clark, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,000	$0.00	***

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,250,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $8.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

***	Global Sources Ltd. previously paid a registration fee of $38,010 with respect to securities that were previously registered pursuant to the registrant’s prior registration statement on Form F-3, (SEC file no. 333-114411), filed on April 12, 2004, of which $21,088.65 remaining available fees carried over pursuant to Rule 0-11(a)(2) of the Securities Act and has been applied against the filing fee of $1,965.00 due in connection with the filing of this schedule hereunder.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,010	Filing Party: Global Sources Ltd.
Form or Registration No.: 333-114411	Date Filed: April 12, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources”), to purchase for cash up to 6,250,000 shares of its common shares, par value $0.01 per share (the “Shares”), at a price of $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2008 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the Company is Global Sources Ltd (“Global Sources”). The address of the principal executive offices of Global Sources is Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. The telephone number of the principal executive offices of Global Sources is (441) 295-2244.

(b) Securities.  The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in Section 7 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Global Sources Ltd. is the filing person. The Company’s address and telephone number are set forth in Item 2 above.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;
Introduction;
Section 1 (“Number of Shares; Proration”);
Section 2 (“Purpose of the Tender Offer”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 8 (“Source and Amount of Funds”);
Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);
Section 13 (“Certain Material United States Federal Income Tax Consequences”); and
Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases.  The information set forth in the Introduction to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans.  The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

Summary Term Sheet; and
Section 2 (“Purpose of the Tender Offer”).

Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company to be delisted from the NASDAQ;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds.  The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions.  The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 9 of the Offer to Purchase (“Certain Information Regarding Global Sources”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 of the Offer to Purchase (“Effects of the

Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2008.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, November 21, 2008.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated November 13, 2008 (incorporated by reference to Schedule TO-C filed November 18, 2008).
(a)(5)(B)	Press release, dated November 21, 2008.
(a)(5)(C)	Summary of Terms.
(b)	Not applicable.
(d)(1)	Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).
(d)(2)	Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).
(d)(3)	Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(4)	Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(5)	Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD.

By:	/s/ Eddie Heng
Name:     Eddie Heng

Title:	Director and Chief Financial Officer

Dated: November 21, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2008.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, November 21, 2008.
(a)(5)(A)	Press release, dated November 13, 2008 (incorporated by reference to Schedule TO-C filed November 18, 2008).
(a)(5)(B)	Press release, dated November 21, 2008.
(a)(5)(C)	Summary of Terms.
(d)(1)	Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).
(d)(2)	Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).
(d)(3)	Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(4)	Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(5)	Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).
(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).